Emeco Holdings Limited

30 October 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07027738

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 29 October 2007 – Notice of Change in Interests of Substantial Shareholder under Section 671B – Suncorp Metway*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Exemption File No. 82-35011

SUNCORP METWAY

SUNCORP-METWAY Ltd
ACN 010 831 722

FAX TRANSMISSION

To:	Mr Michael Kirkpatrick Company Secretary EMECO HOLDINGS LIMITED	**Fax:**	(08) 9321 1366
From:	SUNCORP-METWAY LIMITED Investments & Treasury Operations	**Phone:** **Fax:**	(07) 3362 4954 (07) 3002 3222
Date:	30th October 2007		
Pages:	8 (Incl. cover page)		
Important:	The contents of this facsimile (including attachments) may be **privileged** and **confidential. Any unauthorised use of the contents is expressly prohibited.** If you have received the document in error, please advise the Sender by telephone (reverse charges) immediately and then shred the document. Thank You.		
SUBJECT:	Notice of change of interests of substantial holder (EMECO HOLDINGS LIMITED)		

Dear Sir,

Please find attached a Form 604 '*Notice of change of interests of substantial holder*' as required by S671B(1) of the Corporations Law.

Should you have any queries regarding this matter, please do not hesitate to contact us on the above number.

Yours faithfully

Suncorp Investment Operations

Exemption File No. 82-35011

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	112 188 815

1. Details of substantial holder

Name	Suncorp-Metway Limited and its subsidiaries
ACN/ARSN (if applicable)	010 831 722

There was a change in the interests of the substantial holder on	24/10/07
The previous notice was given to the company on	26/07/07
The previous notice was dated	26/07/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
Ordinary shares	Person's votes	Voting power	Person's votes	Voting power
	62,032,706	9.8272%	51,756,099	8.1991%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Suncorp Metway Investment Management Ltd	Purchase	$7,134,021	4,992,612	4,992,612
	Tyndall Investment Management Ltd	Refer Annexure 2			

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Nature of relevant interest	Class & number of securities	Person's votes
Refer	Annexure 1				

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name	C. Chuter	Capacity	Company Secretary
Sign here		Date	29 October 2007

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Person's Votes
Suncorp Metway Investment Management Ltd	Suncorp Metway Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	3,553,600
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,803,900
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	23,112,797
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,535,588
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (LOT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	398,586
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (ARIA)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,282,000
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	613,600
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,853,912
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,726,400
Suncorp Metway Investment Management Ltd	JP Morgan Nominees ACF LG Super	Locked Bag 7 Royal Exchange NSW 1225	1,860,000
Suncorp Metway Investment Management Ltd	NAB Custodian Services ACF Christian Super Pty Ltd	National Australia Bank Limited Custodian Services Division PO Box 1406	469,000
Suncorp Metway Investment Management Ltd	BNP Paribas ACF SRI Equities Fund	PO BOX R209 Royal Exchange NSW 1225	922,318
Tyndall Investment Management Ltd	NSW BUSINESS CHAMBER LTD	NATIONAL AUSTRALIA CUSTODIAN SERVICES A/C 9580-16 BTTYUT 5TH FLOOR SOUTH 271 COLLINS STREET	123,501

		MELBOURNE VIC 3000	
Tyndall Investment Management Ltd	NATIONAL NOMINEES LTD ACF BTR	NATIONAL AUSTRALIA CUSTODIAN SERVICES A/C 9580-16 BTTYUT 5TH FLOOR SOUTH 271 COLLINS STREET MELBOURNE VIC 3000	38,725
Tyndall Investment Management Ltd	TYNDALL AUSTRALIAN SHARE WHOLESALE PORTFOLIO	TASMAN ASSET MANAGEMENT LIMITED A/C TYNDALL AUSTRALIAN SHARE WHOLESALE PORTFOLIO GPO BOX 5078 SYDNEY NSW 2001	5,197,160
Tyndall Investment Management Ltd	WORKERS COMPENSATION NOMINAL INSURER	WORKERS COMPENSATION NOMINAL INSURER C/O BNP PARIBAS PO BOX R209 ROYAL EXCHANGE NSW 1225	1,007,837
Tyndall Investment Management Ltd	OPTIMIX LTD	OPTIMIX LTD C/O BNP PARIBAS PO BOX R209 ROYAL EXCHANGE NSW 1225	1,494,465
Tyndall Investment Management Ltd	PUBLIC TRUSTEE AUSTRALIAN CAPITAL TERRITORY	TASMAN ASSET MANAGEMENT LIMITED A/C PUBLIC TRUSTEE AUSTRALIAN CAPITAL TERRITORY PORTFOLIO GPO BOX 5078 SYDNEY NSW 2001	116,359
Tyndall Investment Management Ltd	CATHOLIC SUPER FUND	CATHOLIC SUPER FUND C/O BNP PARIBAS PO BOX R209 ROYAL EXCHANGE NSW 1225	646,351

TOTAL UNITS 51,756,099

Annexure 2

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **NSW Business Chamber Ltd (ABL)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/08/07	Share sale	3,812-	6,986.69-	1.83	4,924
21/08/07	Share sale	11,052-	20,256.25-	1.83	14,327
22/08/07	Share sale	3,258-	5,971.31-	1.83	4,245
23/08/07	Share sale	2,239-	4,103.67-	1.83	2,958
28/08/07	Share sale	9,046-	16,579.63-	1.83	12,118
29/08/07	Share sale	3,769-	6,907.87-	1.83	5,307
30/08/07	Share sale	5,654-	10,362.73-	1.83	8,093
31/08/07	Share sale	9,608-	17,609.32-	1.83	12,838
04/09/07	Dividend Entitlement				4,843
13/09/07	Share purchase	33,039	46,099.31	1.4	
18/10/07	Share sale	15,011-	27,223.71-	1.81	23,213
18/10/07	Share sale	20,534-	37,147.99-	1.81	31,565
19/10/07	Share sale	3,298-	5,981.20-	1.81	4,967
24/10/07	Share sale	64,440-	115,263.30-	1.79	94,805

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **INVENSYS POOLED SUPER TRUST (BTR)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/08/07	Share sale	1,119-	2,050.92-	1.83	1,445
21/08/07	Share sale	3,246-	5,949.31-	1.83	4,208
22/08/07	Share sale	957-	1,754.00-	1.83	1,247
23/08/07	Share sale	658-	1,205.99-	1.83	869
28/08/07	Share sale	2,657-	4,869.79-	1.83	3,559
29/08/07	Share sale	1,107-	2,028.93-	1.83	1,558
30/08/07	Share sale	1,661-	3,044.30-	1.83	2,377
31/08/07	Share sale	2,823-	5,174.03-	1.83	3,772
04/09/07	Dividend Entitlement				1,422
13/09/07	Share purchase	14,198	19,810.46	1.4	
18/10/07	Share sale	4,707-	8,627.06-	1.83	7,278
18/10/07	Share sale	6,439-	11,801.49-	1.83	9,898
19/10/07	Share sale	1,034-	1,895.13-	1.83	1,557
24/10/07	Share sale	20,205-	36,548.86-	1.81	29,726

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **CATHOLIC SUPER (CSRF)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
30/07/07	Share purchase	130,000	198,562.53	1.53	
20/08/07	Share sale	18,889-	28,851.14-	1.53	24,402
21/08/07	Share sale	54,759-	83,639.12-	1.53	70,987

22/08/07 Share sale	16,143-	24,656.88-	1.53	21,035
23/08/07 Share sale	11,093-	16,943.49-	1.53	14,656
24/08/07 Share sale	1,883-	2,876.10-	1.53	2,460
28/08/07 Share sale	44,210-	68,998.81-	1.56	59,226
29/08/07 Share sale	18,421-	29,733.81-	1.61	25,938
30/08/07 Share sale	27,632-	44,601.52-	1.61	39,553
31/08/07 Share sale	46,959-	75,797.73-	1.61	62,749
04/09/07 Dividend Entitlement				24,057
13/09/07 Share purchase	224,604	313,389.97	1.4	
18/10/07 Share sale	78,557-	109,610.59-	1.4	121,482
18/10/07 Share sale	107,465-	149,945.92-	1.4	165,200
19/10/07 Share sale	17,265-	24,089.85-	1.4	26,003
24/10/07 Share sale	337,252-	548,071.69-	1.63	496,171

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **ING FM OPTIMIX (OPTI)**

DATE TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/08/07 Share sale	44,528-	81,611.53-	1.83	57,524
21/08/07 Share sale	129,087-	236,592.42-	1.83	167,344
22/08/07 Share sale	38,054-	69,745.89-	1.83	49,586
23/08/07 Share sale	26,151-	47,929.91-	1.83	34,550
24/08/07 Share sale	4,439-	8,135.86-	1.83	5,800
28/08/07 Share sale	104,223-	191,021.33-	1.83	139,623
29/08/07 Share sale	43,426-	79,591.77-	1.83	61,147
30/08/07 Share sale	65,139-	119,387.65-	1.83	93,241
31/08/07 Share sale	110,699-	201,924.37-	1.82	147,923
04/09/07 Dividend Entitlement				56,734
13/09/07 Share purchase	474,891	662,615.44	1.4	
18/10/07 Share sale	181,638-	329,415.79-	1.81	280,888
18/10/07 Share sale	248,480-	448,515.76-	1.81	381,976
19/10/07 Share sale	39,919-	72,396.46-	1.81	60,123
24/10/07 Share sale	779,776-	1,390,503.03-	1.78	1,147,222

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **PUBLIC TRUST EE FOR ACT (PTACT)**

DATE TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/08/07 Share sale	3,537-	6,482.66-	1.83	4,569
21/08/07 Share sale	10,256-	18,797.34-	1.83	13,295
22/08/07 Share sale	3,024-	5,542.43-	1.83	3,940
23/08/07 Share sale	2,078-	3,808.59-	1.83	2,745
28/08/07 Share sale	8,394-	15,384.63-	1.83	11,245
29/08/07 Share sale	3,497-	6,409.35-	1.83	4,924
30/08/07 Share sale	5,246-	9,614.94-	1.83	7,509
31/08/07 Share sale	8,916-	16,271.97-	1.83	11,914
04/09/07 Dividend Entitlement				4,494
13/09/07 Share purchase	33,876	47,267.18	1.4	
18/10/07 Share sale	14,142-	25,647.71-	1.81	21,869

18/10/07 Share sale	19,347-	34,932.68-	1.81	29,741
19/10/07 Share sale	3,108-	5,636.62-	1.81	4,681
24/10/07 Share sale	60,712-	108,315.68-	1.78	89,320

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED AUST SHARE W'SALE (TASWP)

DATE TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/08/07 Share sale	149,892-	274,619.02-	1.83	193,642
21/08/07 Share sale	434,541-	796,128.05-	1.83	563,325
22/08/07 Share sale	128,098-	234,724.68-	1.83	166,918
22/08/07 Share sale	77,259-	141,601.35-	1.83	100,436
23/08/07 Share sale	88,032-	161,346.25-	1.83	116,308
24/08/07 Share sale	14,944-	27,389.57-	1.83	19,526
27/08/07 Share sale	15,376-	28,181.34-	1.83	20,090
28/08/07 Share sale	340,906-	624,817.17-	1.83	456,697
29/08/07 Share sale	142,046-	260,343.85-	1.83	200,012
30/08/07 Share sale	213,065-	390,508.44-	1.83	304,986
31/08/07 Share sale	362,096-	660,893.59-	1.83	483,856
04/09/07 Dividend Entitlement				188,887
13/09/07 Share purchase	1,988,014	2,773,876.00	1.4	
18/10/07 Share sale	631,660-	1,145,568.54-	1.81	976,810
18/10/07 Share sale	864,115-	1,560,256.15-	1.81	1,328,361
19/10/07 Share sale	138,821-	251,763.56-	1.81	209,082
24/10/07 Share sale	2711,750-	4,840,372.95-	1.78	3,989,581

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED WCOVER COMP NOM INS (WCNI)

DATE TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/08/07 Share sale	30,230-	55,405.95-	1.83	39,053
21/08/07 Share sale	87,641-	160,629.62-	1.83	113,615
22/08/07 Share sale	25,836-	47,352.57-	1.83	33,665
23/08/07 Share sale	17,755-	32,541.61-	1.83	23,458
24/08/07 Share sale	3,014-	5,524.10-	1.83	3,938
28/08/07 Share sale	70,758-	129,686.22-	1.83	94,791
29/08/07 Share sale	29,483-	54,036.84-	1.83	41,514
30/08/07 Share sale	44,224-	81,054.35-	1.83	63,303
31/08/07 Share sale	75,156-	137,746.94-	1.83	100,428
04/09/07 Dividend Entitlement				38,407
13/09/07 Share purchase	314,373	438,644.63	1.4	
18/10/07 Share sale	122,493-	222,820.71-	1.82	189,425
18/10/07 Share sale	167,570-	303,687.75-	1.81	257,597
19/10/07 Share sale	26,920-	48,821.68-	1.81	40,545
24/10/07 Share sale	525,865-	942,882.73-	1.79	773,663

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	29-Oct-2007
Time	17:24:38
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 604 EHL Change in Substantial Holding from SUN

END